Exhibit 12.7
Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$20,314	$56,659
Add- Taxes based on income	13,103	37,246
Net income before income taxes	33,417	93,905

Add- fixed charges:
Interest on long term debt	31,861	46,167
Estimated interest cost within rental expense	101	205
Amortization of net debt premium, discount, expenses and losses	4,193	3,537
Total fixed charges	36,155	49,909

Earnings available for fixed charges	69,572	143,814

Ratio of earnings to fixed charges	1.92	2.88

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,147	2,294
Adjustment to pre-tax basis	740	1,508
	1,887	3,802

Combined fixed charges and preferred stock dividend requirements	$38,042	$53,711

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.82	2.67